Filed pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration No. 333-191237

September 19, 2013

WINDSOR, CT—September 19, 2013—SS&C Technologies Holdings, Inc. (NASDAQ: SSNC) today announced that the previously announced public secondary offering of 7,469,799 shares of its common stock offered by investment funds affiliated with The Carlyle Group to Credit Suisse Securities (USA) LLC, acting as underwriter for the offering, has been offered by the underwriter to purchasers in one or more transactions directly or through agents, or through brokers in brokerage transactions on The NASDAQ Global Select Market, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices that may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Upon completion of the offering, investment funds affiliated with The Carlyle Group will not beneficially own any shares of common stock of SS&C Holdings. The offering is expected to close and settle on September 24, 2013, subject to customary closing conditions. SS&C Holdings is not selling any shares of common stock in the offering, and SS&C Holdings will not receive any of the proceeds from the offering of shares by the selling stockholders.

A shelf registration statement (including a prospectus) relating to the offering of the common stock has previously been filed with the U.S. Securities and Exchange Commission and has become effective. Before investing, you should read the prospectus and other documents filed with the Securities and Exchange Commission for information about SS&C Technologies Holdings, Inc. and this offering. A copy of the prospectus may be obtained from Credit Suisse Securities (USA) LLC, Credit Suisse Prospectus Department, One Madison Avenue, New York NY 10010, tel: 1-800-221-1037; e-mail: newyork.prospectus@credit-suisse.com.

This press release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

For more information

Patrick Pedonti

Chief Financial Officer

Tel: +1-860-298-4738

E-mail: InvestorRelations@sscinc.com

The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC at 1-800-221-1037.